 Form 6-K

________________________________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________________________

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 2020

Commission File Number: 1-32575

________________________________

Royal Dutch Shell plc
(Exact name of registrant as specified in its charter)

________________________________

30, Carel van Bylandtlaan, 2596 HR The Hague
The Netherlands
(Address of principal executive office)

________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [   ]            No  [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ROYAL DUTCH SHELL PLC FIRST QUARTER 2020 INTERIM DIVIDEND

The Hague, April 30, 2020 - The Board of Royal Dutch Shell plc (“RDS” or the “Company”) today announced an interim dividend in respect of the first quarter of 2020 of US$ 0.16 per A ordinary share (“A Share”) and B ordinary share (“B Share”), reduced from the US$ 0.47 dividend for the same quarter last year.

The pace and scale of the societal impact of COVID19 and the resulting deterioration in the macroeconomic and commodity price outlook is unprecedented. The duration of these impacts remains unclear with the expectation that the weaker conditions will likely extend beyond 2020. In response, Shell has taken decisive actions to reduce our spending and position our businesses to compete in the current lower commodity price environment and uncertain demand outlook. The Board of Royal Dutch Shell has taken the decision to reset its dividend to provide financial resilience and further flexibility to manage the uncertainty. Shell is taking the steps necessary to ensure that we are well-positioned for the eventual economic recovery.

Chair of the Board of Royal Dutch Shell Chad Holliday commented: “Shareholder returns are a fundamental part of Shell’s financial framework. However, given the risk of a prolonged period of economic uncertainty, weaker commodity prices, higher volatility and uncertain demand outlook, the Board believes that maintaining the current level of shareholder distributions is not prudent. Following the announcement not to continue with the next tranche of the share buyback programme, the Board has also decided to reduce the first quarter 2020 dividend and reset to 16 US cents per share.

As conditions allow, the Board will continue to evaluate our capital allocation priorities between ongoing investment in our business, maintaining a strong balance sheet and increasing returns to shareholders which remains our ambition.”

Details relating to the first quarter 2020 interim dividend
It is expected that cash dividends on the B Shares will be paid via the Dividend Access Mechanism and will have a UK source for UK and Dutch tax purposes.

Per ordinary share	Q1 2020

RDS A Shares (US$)	0.16
RDS B Shares (US$)	0.16

Cash dividends on A Shares will be paid, by default, in euros, although holders of A Shares will be able to elect to receive dividends in US dollars or pounds sterling.

Cash dividends on B Shares will be paid, by default, in pounds sterling, although holders of B Shares will be able to elect to receive dividends in US dollars or euros.

The pound sterling and euro equivalent dividend payments will be announced on June 8, 2020.

Per ADS	Q1 2020

RDS A ADSs (US$)	0.32
RDS B ADSs (US$)	0.32

Cash dividends on American Depository Shares (“ADSs”) will be paid, by default, in US dollars.

ADSs are listed on the New York Stock Exchange under the symbols RDS.A and RDS.B. Each ADS represents two ordinary shares, two A Shares in the case of RDS.A or two B Shares in the case of RDS.B. ADSs are evidenced by an American Depositary Receipt (ADR) certificate. In many cases the terms ADR and ADS are used interchangeably.

Shell has introduced option to receive dividend in US dollars and moved to full electronic settlement of its dividends

On December 18, 2019, Shell announced the introduction of US dollar as additional currency election and highlighted that its dividend will be settled with its shareholders fully electronically either in CREST or via interbank transfers. The announcement provided an overview of the actions needed by shareholders to ensure they continue to receive their dividends. Please refer to the announcement of December 18, 2019 for further information: https://www.shell.com/media/news-and-media-releases/2019/shell-introduces-option-to-receive-dividend-in-us-dollars.html

Dividend timetable for the first quarter 2020 interim dividend

Announcement date	April 30, 2020
Ex-dividend date	May 14, 2020
Record date	May 15, 2020
Closing of currency election date (see Note below)	June 2, 2020
Pound sterling and euro equivalents announcement date	June 8, 2020
Payment date	June 22, 2020

Note

A different currency election date may apply to shareholders holding shares in a securities account with a bank or financial institution ultimately holding through Euroclear Nederland. This may also apply to other shareholders who do not hold their shares either directly on the Register of Members or in the corporate sponsored nominee arrangement. Shareholders can contact their broker, financial intermediary, bank or financial institution for the election deadline that applies.

Taxation - cash dividends

Cash dividends on A Shares will be subject to the deduction of Dutch dividend withholding tax at the rate of 15%, which may be reduced in certain circumstances. Non-Dutch resident shareholders, depending on their particular circumstances, may be entitled to a full or partial refund of Dutch dividend withholding tax.

If you are uncertain as to the tax treatment of any dividends you should consult your tax advisor.

Dividend Reinvestment Programmes (“DRIP”)

The following organisations operate Dividend Reinvestment Plans (“DRIPs”) which enable RDS shareholders to elect to have their dividend payments used to purchase RDS shares of the same class as those already held by them:

  Equiniti Financial Services Limited (“EFSL”), for those holding shares (a) directly on the register as certificate holder or as CREST Member and (b) via the Nominee Service;
  ABN-AMRO NV (“ABN”) for Financial Intermediaries holding ‘A’ shares or ‘B’ shares via Euroclear Nederland:
  JP Morgan Chase Bank NA (“JPM”) for holders of ‘A’ and ‘B’ American Depository Shares; and
  Other DRIPs may also be available from the intermediary through which investors hold their shares.

Such organisations provide their DRIPs fully on their account and not on behalf of Royal Dutch Shell plc. Interested parties should contact DRIP Offerors directly.

More information can be found at https://www.shell.com/drip

To be eligible for the next dividend, shareholders must make a valid dividend reinvestment election before the published date for the close of elections.

Royal Dutch Shell plc

ENQUIRIES:

Investor Relations:
Europe	+ 31 (0) 70 377 4540
North America	+1 832 337 2034

Media:
International	+44 (0) 207 934 5550
Americas	+1 832 337 4355

CAUTIONARY NOTE

The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate legal entities. In this announcement “Shell”, “Shell Group” and “Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to Royal Dutch Shell plc and its subsidiaries in general or to those who work for them. These terms are also used where no useful purpose is served by identifying the particular entity or entities. ‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this announcement refer to entities over which Royal Dutch Shell plc either directly or indirectly has control. Entities and unincorporated arrangements over which Shell has joint control are generally referred to as “joint ventures” and “joint operations”, respectively.  Entities over which Shell has significant influence but neither control nor joint control are referred to as “associates”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in an entity or unincorporated joint arrangement, after exclusion of all third-party interest.

This announcement contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “aim”, “ambition”, ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘goals’’, ‘‘intend’’, ‘‘may’’, ‘‘objectives’’, ‘‘outlook’’, ‘‘plan’’, ‘‘probably’’, ‘‘project’’, ‘‘risks’’, “schedule”, ‘‘seek’’, ‘‘should’’, ‘‘target’’, ‘‘will’’ and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this announcement, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; (m) risks associated with the impact of pandemics, such as the COVID-19 (coronavirus) outbreak; and (n) changes in trading conditions. No assurance is provided that future dividend payments will match or exceed previous dividend payments. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Royal Dutch Shell’s Form 20-F for the year ended December 31, 2019 (available at www.shell.com/investor and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this announcement and should be considered by the reader.  Each forward-looking statement speaks only as of the date of this announcement, April 30, 2020. Neither Royal Dutch Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this announcement.

We may have used certain terms, such as resources, in this announcement that the United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC.  Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov.

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70
Classification: Additional regulated information required to be disclosed under the laws of a Member State

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-222005 and 333-222005-01); and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821, 333-200953, 333-215273, 333-222813 and 333-228137).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

Date: April 30, 2020	/s/ Linda Coulter
Linda Coulter
Company Secretary